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INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of Avatex Corporation on Form S-4 of our report dated April 30, 1999, except for Note S, which is as of June 18, 1999 and Note T, which is as of October 8, 1999, which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Corporation's ability to continue as a going concern and an explanatory paragraph regarding the restatement as described in Note T, appearing in Annex E to the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Deloitte & Touche LLP

Dallas, Texas
October 29, 1999